NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta to Hold Second Quarter Conference Call

CALGARY, Alberta, Canada, July 30, 2008 – Newalta Income Fund ("Newalta") today announced that it will release second quarter 2008 results after the close of markets on Wednesday, August 6, 2008 and will hold its quarterly conference call on Thursday, August 7, 2008 at 11:00 a.m. Eastern Time.

Newalta's management will review financial results for the second quarter of 2008. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Executive Vice President; and Mike Borys, Senior Vice President, Finance and CFO.

To participate in the teleconference, please call 416.695.6370 or 1.866.303.7746. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, August 14, 2008, by dialing 416.695.5800 or 1.800.408.3053 and using the passcode 3268024.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, lead, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Executive Director, Investor Relations
(403) 806-7019
www.newalta.com